SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

IPSIDY INC. (F/K/A ID GLOBAL SOLUTIONS CORPORATION)
(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

46264C 107
(CUSIP Number)

Parity Labs, LLC
780 Long Beach Blvd.
Long Beach, NY 11561
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ ..

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 45112X107	13D	Page 2 of 5 Pages
1	NAME OF REPORTING PERSONS: Parity Labs, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 20,000,000 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,000,000 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT IN ROW (11) 5.80% (2)
14	TYPE OF REPORTING PERSON* Parity Labs, LLC: OO

(1) As of the date of the event which requires filing of this Schedule 13D, the Reporting Person beneficially owns 20,000,000 shares of common stock, which includes a common stock option to acquire 20,000,000 shares of common stock at $0.05 per share.

(2) Percentage of class calculated based on an aggregate of 324,543,919 shares issued and outstanding, after giving effect to the transactions described in Item 3 below of this Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Ipsidy Inc. (f/k/a ID Global Solutions Corporation), a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 780 Long Beach Blvd, Long Beach, New York 11561.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Parity Labs, LLC (“Reporting Person”).

The address of the principal office of the Reporting Person is 780 Long Beach Road, Long Beach, NY 11561.

Reporting Person is principally involved in the business of consulting.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 10, 2016, the Issuer entered into an amended agreement (the "Amendment") with the Reporting Person to amend the compensation section of the Advisory Agreement previously entered into between the Reporting Person and Parity on November 16, 2015 for the provision of strategic advisory services. Pursuant to the Amendment, the Issuer issued the Reporting Person an option (the "Parity Option") to acquire 20,000,000 shares of common stock of the Issuer, exercisable at $0.05 per share for a period of ten years. The Parity Option vested as to 10,000,000 shares of common stock immediately and then initially in 12 equal tranches of 833,333 shares per month commencing on September 1, 2016, which such vesting was accelerated with respect to all remaining shares of common stock that were unvested under the Parity Option as a result of the appointment of Philip D. Beck as a director of the Issuer.

The issuance of the Option was made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The Reporting Person did not acquire beneficial ownership of the shares of common stock with borrowed funds.

The Reporting Person did not acquire beneficial ownership of any securities with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of January 31, 2017, the Reporting Person beneficially owned an aggregate of 20,000,000 or 5.80% of Issuer’s common stock.

Except as described in this Schedule 13D, the Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

4.1	Stock Option issued to Parity Labs, LLC (1)

(1) Incorporated by reference to the Form 8-K Current Report filed August 16, 2016

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 10, 2017	PARITY LABS, LLC

	By:	/s/Stephen Fleming
	Name:	Stephen Fleming
	Title:	Attorney-in-Fact

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